Perk International Inc.
2470 East 16th Street
Brooklyn, NY, 11235

Via EDGAR

September 19, 2013

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:	Kathleen Krebs

Re:	Perk International Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed September 11, 2013 File No. 333-189540

Dear Mrs. Krebs:

The Company received oral comments from the Staff at the United States Securities and Exchange Commission (the “Commission”) on September 19, 2013.  The comments concerned the Company’s calculations in the “Dilution” section of the Registration Statement, as well as consistency in referring to “price per unit” as opposed to “price per share” in the offering. The Company made revisions to those comment as reflected in Amendment No. 3 to the Registration Statement filed herewith.

In addition, in connection with the Company’s response to the Commission’s comments, this correspondence shall serve as acknowledgment by the Company of the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Perk International Inc.

/s/ Andrew Gaudet
By:	Andrew Gaudet
Chief Executive Officer